U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
USA

February 22, 2023

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13 (r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC Bank pic has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 22, 2023.

Respectfully submitted,

/s/ Chris Allen

General Counsel, HSBC Bank plc

HSBC Bank pk
Level 35, 8 Canada Square, London E14 5HQ
Tel: +44 20 7992 4359
Web: www.hsbc.com

Registered in England number 14259. Registered Office: 8 Canada Square, London El45HQ.